Exhibit 12
AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	2006	2005	2004	2003	2002

Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$231	$(857)	$(751)	$(1,307)	$(3,861)

Add: Total fixed charges (per below)	1,945	1,846	1,755	1,643	1,745

Less: Interest capitalized	29	65	80	71	86

Total earnings (loss)	$2,147	$924	$924	$265	$(2,202)

Fixed charges:
Interest	$969	$897	$822	$665	$655

Portion of rental expense representative of the interest factor	898	876	869	930	1,053

Amortization of debt expense	78	73	64	48	37

Total fixed charges	$1,945	$1,846	$1,755	$1,643	$1,745

Ratio of earnings to fixed charges	1.10	—	—	—	—

Coverage deficiency	$—	$922	$831	$1,378	$3,947